February 23, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Ganley, Esq.

Re:	OFI Carlyle Global Private Credit Fund, File No. 333-222106 (the “Fund”)

Dear Mr. Ganley:

We are writing in response to comments provided on January 12, 2018 with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on December 15, 2017 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Preliminary Prospectus

Cover Page

1.	Comment: The name of the Fund includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The disclosure has been revised accordingly. Specifically, the Fund will invest its assets in instruments economically tied to at least three countries (one of which may be the United States). Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1 (See 35d-1 Adopting Release). Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States) (See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998)). Accordingly, we believe the Fund’s proposed disclosure regarding the number of countries in which it will invest is sufficient.

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process (See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added)). Furthermore, the application of a particular quantified test to the Fund (i.e., “significant amount”) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one that might be proposed by the SEC staff here.

2.	Comment: The name of the Fund includes the term “private credit.” The term “private credit” suggests a type of investment and is subject to a policy to invest 80% of the Fund’s assets in private credit investments pursuant to Rule 35d-1 of the 1940 Act. We note that although the Fund has disclosed a policy to invest at least 80% of its assets in fixed income securities and credit investments, it has not specified that these would be private investments. Please revise the Fund’s 80% policy to specify that it will invest in private fixed income and credit investments. Also, if the Fund intends to include the equity tranches of CLOs towards the 80% policy, please explain to us why this is appropriate.

Response: The disclosure has been revised accordingly with respect to “private fixed income and credit investments.” In addition, we note that the Fund does not intend to include the equity tranches of CLOs towards the 80% policy.

3.	Comment: Please disclose on the cover page the expected quality of the Fund’s investments. We note that disclosure on page 2 indicates that the Fund may invest in high yield bonds. Please state that the Fund may invest in below-investment grade bonds, which are commonly referred to as “junk bonds.”

Response: The disclosure has been revised accordingly.

4.	Comment: The fifth bullet on the cover page indicates that “[a]n investor will pay a sales load of up to [ ]%”. Please inform us of the maximum amount of the sales load. We have may additional comments after reviewing your response.

Response: We hereby confirm that the Fund intends to impose a sales load of up to 3.5%.

Summary of Terms—Investment Opportunities and Strategies

5.	Comment: We note that a single paragraph takes up most of page 2. Please revise this section to enhance its readability. See Rule 421(d) under the 1930 Act; SEC Office of Investor Education and Assistance, A Plain English Handbook: How to Create Clear SEC Disclosure Documents (Aug. 1998).

Response: We respectfully acknowledge the comment and note that this was an EDGAR formatting error that has been corrected.

6.	Comment: This section discloses that the Fund may invest in convertible securities. Please inform us whether the Fund may invest in contingent convertible securities and, if so, any limits on the amount that may be invested in such securities. We may have additional comments after reviewing your response.

Response: The Fund may invest in contingent convertible securities, but only to a limited extent on an opportunistic basis, if at all.

Summary of Terms—Portfolio Composition

7.	Comment: In the last sentence of the paragraph captioned “Opportunistic Credit,” please provide a plain English explanation of the term “hung bank syndications.”

Response: The disclosure has been revised accordingly.

8.	Comment: The paragraph captioned “Other Investment Strategies” states that derivative instruments used by the Fund will be counted toward the Fund’s 80% policy. Please also confirm to us that the Fund will use the market value of derivatives, including total return swaps, for purposes of the 80% policy.

Response: We hereby confirm that the Fund will use the market value of all derivatives, including total return swaps, for purposes of the 80% policy.

9.	Comment: The paragraph captioned “Other Investment Strategies” states that the Fund may invest in other investment companies, including ETFs. Please include in the Fund’s fee table a line item estimating the Acquired Funds Fees and Expenses. See Instruction 10 to Item 3 of Form N-2. Alternatively, please explain to us why the line item is not required.

Response: We hereby confirm that a line item for Acquired Funds Fees and Expenses will be included only if the expenses attributable to the Fund’s investments in other investment companies are estimated to exceed 0.01%.

Summary of Terms—Management and Incentive Fees

10.	Comment: This section provides that, in addition to an asset-based management fee, the Adviser and Sub-Adviser may be paid incentive fees based on pre-incentive fee net investment income. This section also states that in computing pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. Under generally accepted accounting principles, distributions from a total return swap are accounted for as capital gains. See Financial Accounting Standards Board Accounting Standards Codification Topic 815 Fair Value Measurement. Section 205(a) of the Investment Advisers Act of 1940 (the “Advisers Act”) generally prohibits a registered investment adviser from charging an incentive fee based on capital gains or capital appreciation. Please explain how charging an incentive fee based on capital gains distributions from a total return swap would be consistent with the Advisers Act. Also, for purposes of calculating the base management fee, please confirm that the Fund will use the market value, not the notional value, of any total return swap. Finally, we may have additional comments on this section after we have reviewed the investment advisory agreements, which have not yet been filed.

Response: We acknowledge that, under generally accepted accounting principles (“GAAP”), distributions from a total return swap are accounted for as capital gains. However, we do not believe the GAAP treatment of a total return swap should control the calculation of an incentive fee on income where the Fund’s Investment Advisory Agreement “precisely describes all compensation to be paid thereunder” (as required by Section 15(a)(1) of the 1940 Act). We are not aware of any SEC staff guidance that requires an incentive fee on income to be calculated in accordance with GAAP. Assuming the Fund’s Investment Advisory Agreement “precisely describes” a procedure for looking through a total return swap as if the Fund owns the reference assets directly, and treating as net investment income the portion of the net settlement payments received by the Fund pursuant to a total return swap which would have represented net investment income to the Fund had the Fund held the reference assets directly, we believe the Fund’s Investment Advisory Agreement would comply with the requirements of Section 15(a)(1) of the 1940 Act. We note that the Investment Advisory Agreement will be approved by the Fund’s Board, including a majority of the independent trustees, in accordance with Section 15(c) of the 1940 Act. We note that if certain reference assets were sold or otherwise replaced by the Fund’s Adviser in accordance with the terms of a total return swap, any net capital gains in respect of such sales would be excluded from the calculation of the incentive fee on income. The SEC staff on a number of occasions has made clear that in analyzing a particular issue under the 1940 Act or the Advisers Act it is not bound by GAAP. We believe that same logic should apply here to the treatment of a total return swap in the calculation of the incentive fee on income notwithstanding the prohibitions of Section 205(a)(1) of the Advisers Act. In fact, in 2013, we had a number of discussions with the SEC staff in respect of the calculation of the incentive fees charged by advisers to various business development companies (“BDCs”). At that time, the SEC staff informed us that, notwithstanding the GAAP treatment of the distributions from a total return swap, it was the SEC staff’s view that, for purposes of calculating the incentive fee on income, a BDC should look through a total return swap and treat as net investment income the portion of net settlement payments received by the BDC which would have represented net investment income had the BDC held the reference assets directly. The SEC staff’s look through approach was put forward notwithstanding the provisions of Section 205(b)(3) of the Advisers Act, which permit a BDC to pay an incentive fee on capital gains.

Finally, from a public policy standpoint, the prohibition in Section 205(a)(1) of the Advisers Act on charging an incentive fee on capital gains was put in place to protect clients of investment advisers from fee arrangements which could encourage advisers to engage in “speculative trading practices while managing client funds in order to realize or increase an advisory fee[.]” (See Exemption To Allow Registered Investment Advisers to Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client’s Account (Nov. 14, 1985). These types of performance fees were characterized as “heads I win, tails you lose” arrangements in which the adviser had everything to gain if successful and little, if anything, to lose, if not (See H.R. Rep. No. 2639, 78th Congress, 3d Sess. 29 (1940) and S. Rep. No. 1775, 76th Congress, 3d Sess. 22 (1940)). The concerns of an incentive fee that encourages “speculative trading practices” are absolutely not present if the Fund looks through a total return swap as described above. The reference assets of a total return swap will be a portfolio of loans which pay interest. Including this interest in the calculation of the Fund’s incentive fee on income will not encourage speculative trading of the reference assets; assuming the underlying loans are current in their payment of interest, we would expect little, if any, sales of the underlying loans. As a result, the concerns underlying Section 205(a)(1) are not present here.

For purposes of calculating the base management fee, the Fund will use the market value, not the notional value, of any total return swap.

11.	Comment: The eighth paragraph of this section states that if the Adviser has reimbursed the Fund for certain expenses pursuant to the Expense Limitation Agreement, the Fund may be required to repay the Adviser for “not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser[.]” Please revise this language to specify that the Fund will not be obligated to repay the Adviser for more than three years from the date on which the applicable Expense Payment was made by the Adviser.

Response: The disclosure has been revised accordingly.

Summary of Terms—Distributions

12.	Comment: Please disclose in this section that, as stated in the “Distributions” section on page 82 of the prospectus, the Fund may make distributions of return of capital. Please also disclose in this section that a return of capital is a return to investors of a portion of their original investment in the Fund, and briefly describe the tax implications for shareholders of a return of capital distribution.

Response: The disclosure has been revised accordingly.

Summary of Terms—Risk Factors

13.	Comment: This section includes 29 separate risk factors. Please review the risk factors to limit the disclosure in this section to the principal risk factors. If particular risks are not principal risks, please move them to another location of the prospectus and identify them as non-principal or secondary risks.

Response: The disclosure has been revised accordingly.

14.	Comment: The Fund’s strategy indicates that it may invest in bank loans. Your principal risk disclosure, however, does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

Response: The disclosure has been revised accordingly.

15.	Comment: The Fund’s strategy indicates that it may engage in short-selling. Please consider whether the risks of short-selling should be disclosed as a principal risk of investing.

Response: We respectfully acknowledge the comment; however, short-selling will not be a principal strategy of the Fund and is not a principal risk of the Fund.

Types of Investments and Related Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Asset Segregation

16.	Comment: This section states that for certain types of derivative investments that are required to cash-settle, the Fund may cover with an amount of liquid assets equal to the Fund’s daily marked-to-market net obligations. On page 3 of the prospectus, under the paragraph captioned “Broadly Syndicated Corporate Loans,” the Fund states that it may enter into total return swaps for the purpose of gaining exposure to Syndicated Loans. Please inform us whether it is anticipated that such total return swaps would be cash-settled. We may have additional comments after reviewing your response.

Response: We hereby confirm that the Fund anticipates cash-settling its total return swaps.

Types of Investments and Related Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Credit Derivatives

17.	Comment: This section states that the Fund may be either a buyer or seller of credit derivative contracts. Please make clear that when the Fund sells a credit default swap, it will cover the full notional amount of the contract.

Response: The disclosure has been revised accordingly.

Management and Incentive Fees

18.	Comment: Please provide numerical examples explaining how the incentive fee will be calculated. Please include an example where the Fund will pay an incentive fee based on distributions received from a total return swap.

Response: The disclosure has been revised accordingly.

Distributions—Dividend Reinvestment Plan

19.	Comment: The second to the last sentence on page 83 states that there is no service charge to participants in the dividend reinvestment plan with regard to purchases in the Dividend Reinvestment Plan (“DRP”). The Fund, however, reserves the right to amend the DRP to charge a service fee. Please disclose how the Fund would notify shareholders if the DRP were amended to charge a service fee with respect to purchases. Please also disclose whether there are any fees charged with respect to sale of DRP shares held with the transfer agent and, if fees will be charged, disclose them in this section, in the summary section of the prospectus, and in the transaction section of the fee table.

Response: The disclosure has been revised accordingly, except that there are not any fees charged with respect to sale of DRP shares held with the transfer agent.

Part C—Signatures

20.	Comment: We note that at the time the Registration Statement was filed, the board of trustees was incomplete. Please confirm that the next pre-effective amendment to the Registration Statement will be signed by a majority of directors as required by Section 6(a) of the 1933 Act. Please also ensure that the Registration Statement is signed by the principal accounting officer for the Fund.

Response: We respectfully acknowledge the comment and hereby confirm that the

Registration Statement will be signed by a majority of the directors upon formation of the full Board. Prior to such formation, any pre-effective amendments to the Registration Statement will be signed by the initial Board of the Fund, consistent with the requirements of the 1933 Act. In addition, we hereby confirm that the Registration Statement is signed by the Fund’s principal accounting officer.

General Comments

21.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: We respectfully acknowledge the comment.

22.	Comment: If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: We hereby confirm that the Fund does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

23.	Comment: Please advise us whether the distribution terms and arrangements of the Fund’s offering will be submitted to FINRA for review.

Response: We note that, because the Fund will operate as an interval fund, it is exempt from the filing requirements of FINRA Rule 5110 pursuant to FINRA Rule 5110(b)(8)(c).

24.	Comment: Other than the application for exemptive relief submitted on December 15, 2017, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your Registration Statement.

Response: We hereby confirm that we do not intend to seek any other exemptive or no-action relief in connection with the Registration Statement.

25.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: We respectfully acknowledge the comment.

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz